Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2005	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

     This Report on Form 6-K contains the unaudited consolidated financial statements of De Rigo S.p.A. (“De Rigo” or the “Company”) for the six months ended June 30, 2005 and 2004 (which have been prepared in accordance with generally accepted accounted principles in Italy), and the related notes thereto, including an unaudited reconciliation of net income and shareholders' equity to accounting principles generally accepted in the United States.

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
 (In thousands of Euro, unless otherwise noted)

			December
	June 30,	June 30,	31,
	2005	2004	2004
	(unaudited)	(unaudited)	(audited)

ASSETS
Current assets:
Cash and cash equivalents	24,497	30,488	27,146
Accounts receivable trade, net of allowances for
doubtful accounts of € 8,159, € 6,585 and € 7,187 at
June 30, 2005, June 30, 2004 and December 31,
2004 respectively	71,667	76,464	61,271
Inventories (note 2)	50,460	45,540	51,232
Deferred income taxes	7,542	12,958	5,443
Prepaid expenses and other current assets	17,093	12,677	14,391

Total current assets	171,259	178,127	159,483
Property, plant and equipment:
Land	17,289	17,069	16,874
Buildings	55,605	55,485	54,658
Machinery and equipment	24,771	25,974	24,475
Office furniture and equipment	103,642	89,365	94,955
Construction in progress	107	--	19

	201,414	187,893	190,981
Less: accumulated depreciation	(89,394)	(78,261)	(82,805)

Property, plant and equipment, net	112,020	109,632	108,176
Goodwill and intangible assets, net	95,402	101,407	97,574
Deferred income taxes	11,902	1,241	11,927
Other non current assets	17,602	5,908	17,404

TOTAL ASSETS	408,185	396,315	394,564

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
 (In thousands of Euro, unless otherwise noted)

			December
	June 30,	June 30,	31,
	2005	2004	2004
	(unaudited)	(unaudited)	(audited)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank borrowings	5,597	13,508	20,410
Current portion of long-term debt	711	117	184
Accounts payable, trade	72,142	70,900	70,875
Commissions payable	249	1,079	212
Income taxes payable	12,678	7,839	4,219
Deferred income taxes	544	1,122	767
Accrued expenses and other current liabilities	32,346	33,666	28,970

Total current liabilities	124,267	128,231	125,637

Termination indemnities and other employee benefits	11,119	9,942	10,142
Deferred income taxes	9,882	8,452	9,835
Long –term debt, less current portion	3,852	464	341
Other non current liabilities	5,735	8,017	7,200

Shareholders' equity:
Capital stock, € 0.26 par value, 45,800,000, 45,800,000
and 45,800,000 authorized; 44,934,976, 44,714,255 and
44,934,976 issued; 42,486,776, 44,491,055 and
42,486,776 outstanding at June 30, 2005, June 30, 2004
and December 31, 2004 respectively	11,683	11,626	11,683
Additional paid-in capital	54,599	54,490	54,599
Retained earnings	185,880	173,736	175,891
Foreign currency translation adjustments	(3,869)	(3,680)	(5,801)
Revaluation surplus	5,037	5,037	5,037

Total shareholders' equity	253,330	241,209	241,409

TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY	408,185	396,315	394,564

DE RIGO S.p.A. AND SUBSIDIARIES
 UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(In thousands of Euro, unless otherwise noted)

	For the six months ended June 30,

	2005	2004
	(unaudited)	(unaudited)

NET SALES	267,524	275,886
COST OF SALES	102,019	105,176

GROSS PROFIT	165,505	170,710

COSTS AND EXPENSES
Commissions	5,934	6,491
Advertising and promotion expenses	18,222	19,695
Other selling expenses	103,907	103,387
General and administrative expenses	18,674	18,197

	146,737	147,770

INCOME FROM OPERATIONS	18,768	22,940

OTHER (INCOME) EXPENSES
Interest expense	348	499
Interest income	(302)	(280)
Other (income) expenses, net	(67)	34

	(21)	253

INCOME BEFORE INCOME TAXES
AND MINORITY INTERESTS	18,789	22,687

INCOME TAXES (note 3)	8,717	10,056

INCOME BEFORE MINORITY
INTEREST	10,072	12,631
MINORITY INTEREST	83	308

NET INCOME	9,989	12,323

DE RIGO S.p.A. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands of Euro, unless otherwise noted)

	For the six months ended June 30,

	2005	2004
	(unaudited)	(unaudited)

Cash flows from operating activities
Net income	9,989	12,323
Adjustments to reconcile net income to net
cash provided by operating activities
Depreciation	7,506	8,379
Amortization	4,321	4,196
Provision for doubtful accounts	1,624	57
Provision for inventory obsolescence	4,455	513
Deferred income taxes	(2,281)	(364)
Gain on disposal of De Rigo Nederland in 2004	--	(62)
Other, non-cash items	194	203
Provision for termination indemnities and pension costs	3,433	3,963
Minority interest in income	83	308
Changes in operating assets and liabilities:
Accounts receivable	(11,823)	(16,096)
Inventories	(3,174)	3,827
Accounts payable	1,779	5,255
Income taxes payable	8,375	2,298
Value added tax	(737)	(26)
Other - net	204	6,325
Payments of termination of indemnities and pension contributions	(2,504)	(2,481)

Net cash provided by operating activities	21,444	28,618

Cash flows from investing activities
Net proceeds from sale of De Rigo Nederland in 2004	--	(339)
Acquisition of minority interests in De Rigo Hellas in 2005	(596)	--
Proceeds from disposal of interest in other companies	--	2
Additions to property, plant and equipment	(7,401)	(7,372)
Proceeds from disposal of equipment and other assets	305	221
Additions to intangible assets	(1,114)	(580)

Net cash used in investing activities	(8,806)	(8,068)

Cash flows from financing activities
Net change in short-term borrowings from lines of credit	(15,065)	(9,473)
Dividends paid by subsidiaries to minority interests	(10)	--
Repayment of long-term debt and non-current liabilities	(71)	(83)
Net cash used by financing activities	(15,146)	(9,556)

Effect of exchange rate changes on cash	(141)	(140)

Increase (decrease) in cash and cash equivalents	(2,649)	10,854

Cash and cash equivalents at beginning of the period	27,146	19,634

Cash and cash equivalents at end of the period	24,497	30,488

Supplemental disclosures:
Interest paid	327	475

Income taxes paid	2,656	7,984

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of Euro, unless otherwise noted)

For the six months ended June 30, 2004:

				Foreign
		Additional		Currency
	Share	Paid-in	Retained	Translation	Revaluation
	Capital	Capital	Earning	Adjustments	Reserve	Total

Balance at December 31, 2004	11,683	54,599	175,891	(5,801)	5,037	241,409

Foreign currency translation
adjustments				1,932		1,932
Net income for the six months
ended June 30, 2005			9,989			9,989

Balance at June 30, 2005	11,683	54,599	185,880	(3,869)	5,037	253,330

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
As of and for the six months periods ended June 30, 2005 and 2004

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of De Rigo S.p.A. and its subsidiaries (the “Group”) as of June 30, 2005 and 2004 and for the related six-month periods then ended have been prepared by management. However, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Group’s financial position at those dates, and its results of operations and cash flows for the interim periods. These financial statements have been prepared on the basis of Italian GAAP and should be read in conjunction with the Group’s audited Consolidated Financial Statements for the year ended December 31, 2004 and the related notes thereto included in De Rigo’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended (the “Audited Financial Statements”). For the convenience of the reader, certain data relating to the Group’s audited Balance Sheet at December 31, 2004 have been included in the accompanying financial statements and in Notes 2 and 4.

Certain amounts in the financial statement as of June 30, 2004 have been reclassified to conform with presentations as of December 31, 2004 and of June 30, 2005.

The Group’s results of operations for the six months ended June 30, 2005 and 2004 are not necessarily indicative of its operating results for the full years ending December 31.

2.  INVENTORIES

Inventories consisted of the following at the dates indicated:

	(In thousands of Euro, unless otherwise noted)

	June 30,	June 30,	December 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(audited)

Raw materials and supplies	6,430	5,172	6,021
Semi-finished goods	5,056	3,304	5,300
Finished goods	38,974	37,064	39,911

Total	50,460	45,540	51,232

3.  INCOME TAXES

The effective consolidated tax rate for the six months ended June 30, 2005 was 46.4% as compared to a rate of 44.3%, for the six months ended June 30, 2004. The increase in the effective tax rate was primarily attributable to an increase in the amount of IRAP tax payable on the pre-tax income of the Group’s Italian companies.

4.  RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES OF AMERICA

The Group’s consolidated financial statements have been prepared in accordance with Italian GAAP, which differ in certain respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) ( See note 19 to the Audited Financial Statements).

For supplemental informational purposes, an unaudited reconciliation of net income and shareholders’ equity to U.S. GAAP for the six month periods ended June 30, 2005 and 2004 and an audited reconciliation of shareholders equity at December 31, 2004 follows. To facilitate a comparison with the Audited Financial Statements, the letters shown preceding each adjustment are the same as those used in the Audited Financial Statements.

NET INCOME (In thousands of Euro, unless otherwise noted):

	for the six months ended June 30,
	(unaudited)
	2005	2004
Net income as reported per the unaudited consolidated
statements of income	9,989	8,458

Adjustments required for U.S. GAAP
Reporting purposes:
(b) Elimination of depreciation relating to revaluation
of certain assets prior to 1992	6	6
(c) Recognize tax effects on reversal of trademark
revaluation at end of 2001
(ii) recognize deferred tax asset on trademark revaluation	(94)	(94)
(iv) reversal of amortization of trademarks revaluation	252	252
(d) Reversal of goodwill amortization	3,118	3,138
(h) Deferred charges	29	30
(o) Gain for disposal of De Rigo Nederland	--	(62)
(i) Deferred income taxes on (b), (g), and (n) above	(12)	(13)

Net income in accordance with U.S. GAAP	13,288	15,580

Earnings per share and per ADS:

Numerator for basic earnings and diluted earnings per
share and per ADS:
Net income	13,288	15,580

Denominator
Denominator for basic earnings per share and per ADS –
weighted average shares and ADS shares	42,486,776	44,491,055
Effects of dilutive employee stock options	--	643,935
Denominator for diluted earnings per share and per ADS
– adjusted weighted average shares and ADS	42,486,776	45,134,990

Basic earnings per share and per ADS	€. 0.31	€. 0.35

Diluted earnings per share and per ADS	€. 0.31	€. 0.35

Dividends per share and per ADS	€. ----	€. ----
`

SHAREHOLDERS’ EQUITY (In thousands of Euro, unless otherwise noted):

		June 30,	June 30,	December 31,
		2005	2004	2004
		(unaudited)	(unaudited)	(audited)
Balance as reported in the consolidated financial statements		253,330	241,209	241,409
Adjustments required for U.S. GAAP reporting purposes:
(a)	Decrease in retained earnings as a result of the
	charge to income for additional compensation paid
	in 1994 by shareholders to Managing Director	(9,554)	(9,554)	(9,554)
	and concurrent increase in additional paid-in
	capital	9,554	9,554	9,554
(b)	Elimination of revaluations of certain assets prior
	to 1992, net of accumulated depreciation of € 710,
	€ 697, and € 704 in June 2005, June 2004 and
	December 2004, respectively	(242)	(255)	(248)
(c)	Elimination of revaluation of trademarks net of
	accumulated amortization of € 1,764, € 1,260 and
	€ 1,512 in June 2005, June 2004 and December
	2004, respectively	(3,279)	(3,783)	(3,531)
(d)	Reversal of goodwill amortization	22,197	15,964	19,079
(e)	Elimination of amortization of offering
	expenses, deferred for Italian purposes	2,128	2,128	2,128
(e)	Offering expenses less estimated tax
	benefits of € 1,030 in each of June 2005, June
	2004 and December 2004 and charged to paid in
	capital	(1,098)	(1,098)	(1,098)
(f)	Reduce retained earnings for amount of
	stock compensation	(2,791)	(4,800)	(2,791)
(f)	Increase additional paid in capital for accretion
	resulting from stock compensation expense	2,791	4,800	2,791
(g)	Increase in additional paid in capital as a result of
	recording the fair value of Prada’s 5% options on
	the total outstanding share capital	465	465	465
(g)	Decrease in retained earnings as a result of the
	charge to income for amortization of the intangible
	asset arising on the valuation of Prada’s 5%
	options	(465)	(465)	(465)
(h)	Deferred charges	(31)	(89)	(60)
(j)	Recognition of minimum pension liability	(15,218)	(21,047)	(14,518)
(n)	Treasury stock	(12,019)	(753)	(12,019)
(o)	Decrease in retained earnings as a result of the
	elimination of the gain for disposal of De Rigo
	Nederland to De Rigo Holding BV.	(62)	(62)	(62)
	And concurrent increase in additional paid-in
	capital.	62	62	62
(i)	Recognition of deferred income taxes on (b), (e),
	(g), (h) and (j) above	3,637	5,412	3,439
(c)	Tax effect on elimination of trademarks
	revaluation in 2001 (c) above, after considering
	change in tax rate in 2002 to
	(i) recognize deferred tax asset on revalued assets	1,221	1,409	1,315
	(ii) recognize deferred tax liability on revaluation
	reserve on Italian basis	(706)	(706)	(706)

Balance in accordance with U.S. GAAP		249,920	238,391	235,190

Shareholders' Equity

As described in Note 19 to the Audited Financial Statements:

Due to operating losses incurred by a subsidiary through December 31, 1993, the Company, pursuant to Italian legal requirements, has eliminated losses reported for Italian purposes amounting to € 2,195,000 against additional paid in capital by the former shareholders of the subsidiary. For U.S. GAAP financial reporting purposes, such operating losses would be reflected as a reduction of consolidated retained earnings, and the amount of capital used to eliminate such losses would be reflected as additional paid-in capital.

Condensed U.S. GAAP consolidated financial statements

The condensed consolidated financial statements as of June 30, 2005, June 30, 2004 and December 31, 2004 presented below have been prepared taking into effect the principal differences between the De Rigo Group’s accounting policies and U.S. GAAP discussed above.

BALANCE SHEET (thousands of Euro)	Period ended

	June 30,	June 30,	December 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(audited)
ASSETS
Current Assets	171,271	178,171	159,505
Property Plant and equipment	111,778	109,377	107,928
Goodwill and intangible assets	114,289	113,499	113,062
Other Long-term Assets:
Deferred tax assets	17,778	9,048	17,689
Other	5,583	5,155	5,385

Total assets	420,699	415,250	403,569

LIABILITIES AND SHARHOLDERS’ EQUITY
Current Liabilities	124,267	128,231	125,637
Termination indemnities and other employee benefits	26,337	30,989	24,660
Deferred income taxes	10,588	9,158	10,541
Long-term debt, less current portion	3,852	464	341
Other non-current liabilities	4,886	6,070	5,845
Minority Iterests	849	1,947	1,355
Shareholders' equity	249,920	238,391	235,190

Total Liabilites and shareholders’ equity	420,699	415,250	403,569

STATEMENT OF INCOME (thousands of Euro)	Period ended

	June 30,	June 30,	December 31,
	2005	2004	2004
	(unaudited)	(unaudited)	(audited)
Net sales from continuing operations	267,524	275,886	514,384
Gross profit from continuing operations	165,540	170,746	315,556

Income from continuing operations	22,173	26,366	37,663
Other (income) expenses from continuing operations	(21)	315	1,238

Income from continuing operations before income taxes
and minority interests	22,194	26,051	36,425
Income taxes	8,823	10,163	12,952

Income from continuing operations before minority interests	13,371	15,888	23,473
Minority interests	83	308	434
Net income in accordance with U.S. GAAP	13,288	15,580	23,039

The components of shareholders' equity under U.S. GAAP, at June 30, 2005, at June 30, 2004 and at December 31, 2004, after giving retroactive effect to 1994 for the capitalization of earnings in May 1995 with respect to the stock split in the form of a stock dividend, are as follows (in thousands of Euro):

	Italian		U.S.
June 30, 2005 (unaudited)	GAAP	Adjustments	GAAP

Share capital	11,683	--	11,683
Treasury Shares	--	(12,019)	(12,019)
Additional paid in capital	54,599	11,650	66,249
Retained earnings	185,880	12,649	198,529
Other comprehensive income	(3,869)	(10,653)	(14,522)
Revaluation reserves	5,037	(5,037)	--

	253,330	(2,929)	249,920

	Italian		U.S.
June 30, 2004 (unaudited)	GAAP	Adjustments	GAAP

Share capital	11,626	--	11,626
Treasury Shares	--	(753)	(753)
Additional paid in capital	54,490	13,659	68,149
Retained earnings	173,736	4,046	177,782
Other comprehensive income	(3,680)	(14,733)	(18,413)
Revaluation reserves	5,037	(5,037)	--

	241,209	(2,818)	238,391

	Italian		U.S.
December 31, 2004 (audited)	GAAP	Adjustments	GAAP

Share capital	11,683	--	11,683
Treasury Shares	--	(12,019)	(12,019)
Additional paid in capital	54,599	11,650	66,249
Retained earnings	175,891	9,350	185,241
Other comprehensive income	(5,801)	(10,163)	(15,964)
Revaluation reserves	5,037	(5,037)	--

	241,409	(6,219)	235,190

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 6, 2005	DE RIGO S.p.A. By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer